[LOGO]
[/LOGO]



Dear Fellow Shareholder,

You are receiving a request to allow us, the investment advisor to the Fund, broader discretionary investment authority. The specifics are in the Proxy, but generally we are requesting that you agree to relax the restrictions on the use of derivative investments such as options and futures, as well as allow us to short stocks.

Additionally, we are requesting that you give the Board future authority to pass through operating expenses directly to the Fund. Currently, the investment Advisor is paid an administrative fee and absorbs most of the Fund?s operating expenses. Should the Board elect to redirect operating expenses, at today's asset levels, your Fund expenses would probably go up. At higher asset levels, a change in operating expenses would probably lower your Fund expenses. The Board currently has no plans to have Fund expenses flow directly to the Fund. Thus, shareholder costs in the near future will not be affected by your vote.

We believe a ?FOR? vote allowing us broader investment discretion will reduce Fund volatility and reduce the impact of down (i.e., bear) markets, but then as the Proxy highlights, such discretion could increase risk. A "FOR" vote giving the Board discretionary authority to redirect operating expenses could have no impact on Fund expenses, could raise Fund expenses, or could lower Fund expenses.

The employees of the investment advisor to the Fund and the Advisor itself own xxx% shares in the Fund. Like you, we are focused on Fund success. However you vote, please vote, as you may imagine this is an expensive process. (This vote is paid for by the Advisor, not the shareholder). We hope you agree with us and the independent directors of the Board that these proposals make sense for you.

Respectfully submitted,




Mark A. Coffelt, CFA
President, First Austin Capital Management, Inc.
Chairman of Board, Texas Capital Value Funds, Inc.